

May 10, 2011

Mr. Perry L. Elders
Chief Financial Officer
McDermott International, Inc.
757 N. Eldridge Pkwy.
Houston, TX 77079

> **Re: McDermott International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 1-08430**

Dear Mr. Elders:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis

Operating Income, page 35

1.   In future filings, please provide a more robust discussion of your operating income and their trends in light of your revenues and their related trends. For example, please more fully explain the nature of the increased activity and project improvements on certain Saudi Arabia projects. This discussion should be made in light of the 34% decline in

revenues related to these projects. Provide insight as to whether these gross margins can be sustained in light of the decline in revenues.

Cash, Cash Equivalents and Investments, page 41

2.   We note that you have reflected certain of your restricted cash and cash equivalents as current even though it is possible that a portion of restricted cash and cash equivalents at December 31, 2010 will not be released within the next 12 months. In future filings, please address the need to classify the portion that may not be released within the next 12 months as noncurrent.

Note 2 – Discontinued Operations and Other Charges

Charter Fleet Business, page 61

3.   We note that during the quarter ended September 30, 2010 you committed to a plan to sell your charter fleet business, which has been classified as discontinued operations. Your disclosure on page 51 indicates that your charter fleet business operates 10 of the 14 vessels acquired in your 2007 acquisition of Secunda International Limited. Please clarify whether the remaining 4 vessels acquired from Secunda are used for charter operations. If so, and with reference to the guidance in ASC 205-20-45-1 and 2 as well as the examples of disposal activities that do or do not qualify for reporting as discontinued operations in ASC 205-20-55 through 55-79, please address the appropriateness of reflecting your charter fleet business as discontinued operations.

Note 14 – Commitments and Contingencies, page 89

4.   We note that on April 13, 2010 Oceanografia Sociedad Anonima de Capital Variable (OSA) filed a lawsuit against the Company for loss of revenue in excess of $10 million and punitive damages, attorney's fees and costs. In future filings, please clarify whether you have accrued any amounts related to this contingency. Please tell us why you cannot reasonably estimate the extent of a potential adverse judgment against the Company.

5.   We note your discussion of the August 23, 2004 declaratory judgment entitled Certain Underwriters at Lloyd's London, et al. v. J. Ray McDermott, Inc. et al. Please tell us supplementally and expand your disclosures in future filings to discuss the extent of possible losses related to this contingency. If you cannot reasonably estimate the extent of a potential adverse judgment, please explain.

Closing Comments

　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

W. John Cash
Branch Chief